Exhibit 99.2

17 February 2003

ROYAL & SUN ALLIANCE INSURANCE GROUP PLC: HOLDING IN COMPANY

A letter from Fidelity Investments dated 13 February 2003 to Royal & Sun Alliance Insurance Group plc was received by Royal & Sun Alliance Insurance Group plc on 17 February 2003, relating to the acquisition of ordinary shares of 27.5p each. An extract follows:

Dear Sirs:

Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interests of conformity with the Companies Act. The Interest detailed herein was acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Specialist

NOTIFICATIONS UNDER SECTIONS 198 TO 202 – U.K. COMPANIES ACT

1.	Company in which shares are held : Royal & Sun Alliance Ins Group

2.	Notifiable Interest: Ordinary Shares

	(A)	FMR Corp.82 Devonshire Street Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

	(B)	Fidelity International Limited (FIL) P.O. Box HM 670 Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

3.	The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109

Principal shareholder of FMR Corp. and Fidelity International Limited.

4.	The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5.	These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6.	The disclosable interests arise under Section 208 (4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By

Eric D. Roiter Senior V.P. & General Counsel – FMR Co.
Duly authorized under Powers of Attorney
dated December 30, 1997, by and on
behalf of FMR Corp. and its direct and
indirect subsidiaries, and Fidelity
International Limited and its direct and
indirect subsidiaries.

Schedule A

Security: Royal & Sun Alliance Ins Group

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)	1,513,100	FMRCO	Chase Nominees Limited
	52,000	FMRCO	State Street Nominees Limited
	78,846	FMRCO	Mellon Bank
	4,900	FMTC	Brown Brothers Harriman
	349,600	FMTC	State Street Bank & Trust
	40,282,082	FISL	Clydesdale Bank (Head Office) Nominees Limited
	47,000	FISL	Chase Nominees Ltd
	879,400	FISL	Chase Manhattan Bank London
	1,111,636	FPM	RBS Trust Bank
	410,746	FPM	Nortrust Nominees Ltd
	897,100	FPM	Bank of New York Europe
	229,200	FPM	Citibank
	2,825,800	FPM	Chase Nominees Ltd
	699,300	FPM	Northern Trust
	110,700	FPM	Deutsche Bank
	346,500	FPM	Mellon Nominees Ltd
	69,512,348	FIL	HSBC Client Holdings Nominee (UK) Limited
	679,200	FIL	MSS Nominees Ltd
	1,464,000	FIL	RBS Trust Bank
	1,320,500	FIL	Nortrust Nominees Ltd
	220,900	FIL	Bankers Trust
	166,130	FIL	Citibank
	10,793,900	FIL	Bank of New York London
	3,570,650	FIL	Northern Trust
	5,316,133	FIL	Chase Nominees Ltd
	512,700	FIL	Chase Manhattan Bank London
	520,828	FIL	BNP Paribas
	571,190	FIL	Deutsche
	707,600	FIL	State Street Nominees Ltd
	612,200	FIL	Bank of New York Brussels
	55,000	FIL	State Street Bank & Trust

Total Ordinary Shares	145,861,189

Current ownership percentage:	10.13%

Change in holdings since last filing:      + 14,722,603 ordinary shares

Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

Name and signature of authorised company official responsible for making this notification

Jackie Fox, Deputy Group Company Secretary

Date of notification 17 February 2003